UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1: Deutsche Bank AG’s Press Release, dated January 19, 2014, announcing its preliminary results for the quarter and year ended December 31, 2013.

Exhibit 99.2: Presentation of Anshu Jain, Co-Chairman of the Management Board, and Stefan Krause, Chief Financial Officer, given at Deutsche Bank AG’s analyst call on January 20, 2014.

This Report on Form 6-K, Exhibit 99.1 and pages 47, 57 and 58 of Exhibit 99.2 are hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG. The remainder of Exhibit 99.2 is not so incorporated by reference.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2013.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2012 Annual Report on Form 20-F, which was filed with the SEC on April 15, 2013, on pages 11 through 25 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Revenues (adjusted)	Revenues
Adjusted cost base	Noninterest expenses
IBIT (adjusted) or Adjusted IBIT	Income (loss) before income tax
Core Bank reported IBIT, Core Bank adjusted IBIT	Income (loss) before income tax
Average active equity	Average shareholders’ equity
Tangible book value	Shareholders’ equity
Post-tax return on average active equity	Post-tax return on average shareholders’ equity
Total assets (adjusted)	Total assets

Additionally, while Deutsche Bank’s regulatory assets, exposures, risk-weighted assets, capital and ratios thereof as of December 31, 2013 are calculated for regulatory purposes under the Basel 2.5 capital rules, we also disclose related measures under pro forma applications of the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were passed at the end of June 2013. Because CRR/CRD 4 was not yet applicable as of December 31, 2013, such measures are also non-GAAP financial measures. Risk-weighted assets (RWA) and Common Equity Tier 1 capital (CET1) under Basel 2.5 as in effect with respect to December 31, 2013, and CRD4 RWA and CET1, on CRD4 phase-in and fully loaded bases, are set forth on page 47 of Exhibit 99.2. Total assets (adjusted) is calculated by adjusting Total assets (IFRS) for netting of derivatives and certain other components, as set forth on pages 57 and 58 of Exhibit 99.2. CRD 4 leverage exposure is determined by grossing up Total assets (adjusted) for elements required under CRD4. CRD4 leverage ratio (adjusted, fully loaded) is calculated by dividing (i) pro-forma fully loaded CET 1, plus all current eligible AT1 outstanding (under phase-in) and assumed new eligible AT1 will be issued as this phases out, by (ii) CRD 4 leverage exposure.

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS (or Basel 2.5) financial measures to obtain them, please refer to pages 3 and 4 of Exhibit 99.1 and pages 18, 21, 45, 47, 57, 58 and 59 of Exhibit 99.2 hereto. For descriptions of certain of these non-GAAP financial measures with respect to earlier period data, please refer to the following portions our 2012 Annual Report on Form 20-F: (i) “Management Report: Risk Report: Balance Sheet Management” on pages 183 to 184 of the 2012 Financial Report and (ii) pages S-16 through S-18 of the Supplemental Financial Information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 21, 2014

	By:	/s/ Karin Dohm
	Name:	Karin Dohm
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

4